May 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention	Gregory Dundas, Staff Attorney Larry Spirgel, Assistant Director Joseph M Kempf, Senior Staff Accountant Carlos Pacho, Senior Assistant Chief Accountant

Re:	EVIO, Inc. File 000-12350

We are in receipt of your letter dated May 16, 2018 where you provided the following comment:

Financial Statements, Note 3 – Acquisition, Viridis Analytics MA, LLC, page F-15

We note your response to comment 7. We believe that you inappropriately used the amount of Evio's total assets as of September 30, 2017 when applying Rule 8-04 of Regulation S-X. Rule 8-04(b) of Regulation S-X requires the use of data from your "most recent annual financial statements filed before the date of acquisition". Since the date of acquisition was August 1, 2017, you should use the amount of total assets as of September 30, 2016 in your significance test calculation. Based on your amount of total assets as of September 30. 2016, it appears that this acquisition is significant. Please revise or provide us with your revised calculation.

We provide the following response with a revised calculation, analysis and proposed course of action:

b.1	EVIO’s investment in Viridis / total EVIO assets as of September 30, 2016: $864,382 / $2,185,996 = 39.5%
b.2	Viridis assets / EVIO assets as of September 30, 2016: $180,639 / $2,185,996 = 8.36%
b.3	Viridis net income(loss) / EVIO net income (loss): ($244,849) / ($2,525,202) = 9.7%

62930 O B Riley Road, Suite 300

Bend, Oregon 97703

T: 541-633-4568    F: 541-727-5361

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The investment of EVIO pursuant to b.1 results in computation of 39.5% and is therefore a significant asset for EVIO. As such, EVIO is in the process of obtaining separate audited financial statements for Viridis Analytics MA, LLC under Rule 8-04 of Regulation S-X.

In order to file a Form 8-K with the financial statements for Viridis Analytics MA, LLC, Evio will need to engage an independent accounting firm to perform an audit from the period of Viridis' inception (December 2016) to December 31, 2016 and a review for the period from January 1, 2017 to June 30, 2017. EVIO is in the process of engaging an independent accounting firm with the plan to file a form 8-K as soon as the independent accounting firm completes their work, which we expect to be on or about June 29, 2018.

If you have any questions, please contact either myself of Mr. William Waldrop, Chief Executive Officer.

/s/ David M. Kane

David M. Kane

Chief Financial Officer

cc: William Waldrop

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